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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jean Yu
Charles Eastman
Jennifer Angelini
Asia Timmons-Pierce

Re:	Rivian Automotive, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 1, 2021
File No. 333-259992

Ladies and Gentlemen:

On behalf of our client, Rivian Automotive, Inc. (the “Company”), we are providing this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed on November 1, 2021 (“Amendment No. 2”).

The purpose of this letter is to provide the Staff with the Company’s proposed revisions (the “Proposed Revisions”) in response to comment no. 1 set forth in the Comment Letter, which the Company intends to reflect in a subsequent pre-effective amendment to the Company’s Registration Statement. For ease of review, the Company has set forth below numbered comment no. 1 from the Comment Letter, followed by the Proposed Revisions. All references to page numbers in the Company’s response are to page numbers in Amendment No. 2.

November 4, 2021

Summary, page 1

1.

We note your response to prior comment two. We note your disclosure that your factory is currently equipped to produce up to 150,000 vehicles annually. We further note that you expect to produce approximately 1,200 R1Ts, 25 R1Ss, and 10 EDVs in 2021, and that you expect to deliver your 55,400 preorders by the end of 2023. Finally, we note your reference on page 128 to a “vehicle build rate.” Please explain what is meant by “vehicle build rate” and clarify that there is a distinction between (a) your estimated or installed factory capacity and (b) your current vehicle build rate or your present production capacity. Please clearly disclose your current vehicle build rate or present production capacity. Please also describe the primary obstacles you expect to overcome to increase your vehicle build rate in line with your production forecast.

Proposed Revisions

The Company intends to update the disclosure in “Business—Product Development and Operations—Manufacturing” appearing on page 128 as follows:

Manufacturing

Our manufacturing philosophy centers around product quality, continuous improvement, process flexibility, and operational efficiency. We have established a vertically integrated EV manufacturing facility in Normal, Illinois. We manufacture our launch vehicles, the R1T, R1S, and EDV, plus our battery packs, drive units, vehicle components, and RAN DCFCs at the Normal Factory.

Our Normal Factory site covers approximately 600 acres in the cities of Normal and Bloomington in Central Illinois. Since purchasing the Normal Factory in 2017, we have invested substantially to overhaul every aspect of the site, including facility expansion, the installation of modern equipment, product tooling, and automation technology, to produce our launch products. The factory building covers approximately 3.3 million square feet and currently has the installed equipment capacity to produce up to 150,000 vehicles (distributed between R1T/R1S and EDV) annually when the equipment is operated at full rate and on multiple shifts. We initiated production of the R1T at the Normal Factory in September 2021, and produced 168 R1T vehicles, which represents approximately 3% of our target R1 production rate, during October 2021. Our target is to produce approximately 5,240 R1 vehicles a month, which when annualized, equates to the current installed R1 capacity. We expect our vehicle production rate will improve as we continue to increase the speed of the line, hire and train employees to run additional shifts, commence production of the R1S, and increase the rate of purchased materials from our supply chain. We expect to reach a vehicle production rate, which, when annualized, would result in us using 100% of the facility’s current installed capacity by late 2023.

We thank you in advance for your considerations of the foregoing.

* * *

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November 4, 2021

Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Marc Jaffe, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

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